

July 7, 2010

Brian Bohunicky
Chief Financial Officer, Secretary and Treasurer
Oragenics, Inc.
13700 Progress Boulevard
Alachua, Florida 32615

>**Re:** **Oragenics, Inc.**
>**Schedule 14A**
>**Filed June 29, 2010**
>**File No. 001-32188**

Dear Mr. Bohunicky:

We have limited our review of the above proxy statement to the issues identified below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. On page 11, you disclose that because the number of issued and outstanding shares of common stock will decrease as result of the reverse stock split, the number of authorized but unissued shares of common stock may increase on a relative basis. Please explain how this may occur as you also state on page 11 that the number of authorized shares of common stock will be reduced. For example, will the reverse stock split ratio of the outstanding shares of common stock be a different ratio than the authorized shares of common stock?

2. If the number of authorized but unissued shares of common stock may increase on a relative basis, please disclose whether you currently have, or do not have, any plans to issue any of the additional shares that would be authorized but unissued as a result of the approval of the reverse stock split.

3. Please revise your disclosure to remove any inconsistencies.
    *   On page 8, you disclose that you are seeking to approve a reverse stock split at a ratio of not less than one-for-six and not more than one-for-twenty statement. On

     page 11 and elsewhere in the proxy statement, however, you disclose that you are seeking to approve a reverse stock split at a ratio of not less than one-for-two and not more than one-for-twenty.

- On page 10, you disclose that your board may elect to effect any one of the four reverse split ratios. On page 11, however, you provide examples of the effects of the implementation of seven different ranges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director